News Release
www.srtelecom.com

For more information:

David Adams (Senior Vice-President, Finance and CFO)	Scott Lawrence (Maison Brison)
(514) 335-4035	(514) 731-0000
* scott@maisonbrison.com

SR Telecom launches its 8.15% Debentures Exchange Offer

MONTREAL, July 22, 2005 - SR Telecom Inc. (TSX: SRX; Nasdaq: SRXA) launched yesterday its previously announced offer to exchange its outstanding CDN$71 million 8.15% debentures due August 31, 2005 and all accrued interest of approximately CDN$3.5 million thereon into new 10% Convertible Redeemable Secured Debentures due October 15, 2011. The exchange offer is subject to terms and conditions set forth in a private offering memorandum and consent solicitation statement sent to holders of 8.15% debentures. The Corporation has entered into lock-up agreements with holders of approximately CDN$67 million in principal amount or 95% of the outstanding 8.15% Debentures. The exchange offer will expire on August 18, 2005 (unless extended).

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States in the absence of registration or an exemption from registration. Any public offering in the United States will be made by means of a prospectus that may be obtained from SR Telecom, and that will contain detailed information about the company and management, as well as financial statements.

About SR Telecom
SR TELECOM (TSX: SRX, Nasdaq: SRXA) designs, manufactures and deploys versatile, Broadband Fixed Wireless Access solutions. For over two decades, carriers have used SR Telecom's products to provide field-proven data and carrier-class voice services to end-users in both urban and remote areas around the globe. SR Telecom’s products have helped to connect millions of people throughout the world.

A pioneer in the industry, SR Telecom works closely with carriers to ensure that its broadband wireless access solutions directly respond to evolving customer needs. Its turnkey solutions include equipment, network planning, project management, installation and maintenance.

SR Telecom is a principal member of WiMAX Forum, a cooperative industry initiative which promotes the deployment of broadband wireless access networks by using a global standard and certifying interoperability of products and technologies.

FORWARD-LOOKING STATEMENTS
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance, financial condition and financing plans of the Corporation. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Corporation's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that all of the forward-looking statements in this news release are qualified by these cautionary statements and actual results or developments may differ from expected results or developments and that such differences may be significant. The Corporation expressly disclaims any obligation to update any forward-looking information.

SR TELECOM is a trademark of SR Telecom Inc. All rights reserved 2005. All other trademarks are property of their owners.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783